Carter Ledyard & Milburn llp Counselors at Law
Bruce A. Rich Counsel • Direct Dial: 212-238-8895 E-mail: rich@clm.com	2 Wall Street New York, NY 10005-2072 • Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 • 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

May 10, 2012

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

Re:	Mahanagar Telephone Nigam Limited
Form 20-F for Fiscal Year Ended March 31, 2011
SEC Comment Letter dated March 20, 2012
File No. 333-13944

Dear Mr. Spirgel:

We are responding on behalf of Mahanagar Telephone Nigam Limited (the “Company”) to the Staff’s comment letter of March 20, 2012 (the “Comment Letter”) relating to the above-referenced annual report on Form 20-F (the “2011 Form 20-F”).  Pursuant to discussions with Leigh Ann Schultz of the SEC staff, the Company was given until May 11, 2012 to respond to the Comment Letter.

For convenience in your review, set forth below are in bold the Staff’s numbered comments in the Comment Letter followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended March 31, 2011

General

1.	In future filings, please revise your Form 20-F cover page to include your assigned Commission file number 333-13944 removing the currently disclosed number of 001-15252.

Response:  This comment will be complied with in future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

United States Securities and Exchange Commission	-2-

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 60

Comparison of Year Ended March 31, 2011 with Year ended March 31, 2010, page 60

2.
We note that you attributed the decrease in costs of revenues and selling, general and administrative expenses mainly to a decrease in staff costs.  The results of operations should provide a detailed discussion of each material line item included in your statements of operations.  In future filings, please expand your disclosure to discuss and quantify the reasons of the decrease in staff costs (e.g. reduction in personnel, benefits, etc.).  Further please expand your disclosure of depreciation and amortization and net loss to explain clearly to investors the reasons for these changes for the periods presented.  Also, disclose any known material trends affecting your depreciation and amortization and net loss for the periods presented.  Refer to Item 303(b) of Regulation S-K.

Response:  The Company understands the concerns expressed in this comment regarding explanations of material changes in items of revenues and expenses, and also with respect to any known material trends, such as to staff costs and to depreciation and amortization.  It will expand upon these items as necessary through detailed discussion of the material line items in the statement of operations in future annual reports the Company files under the Exchange Act.

Item 5F.  Tabular Disclosure of Contractual Obligations, page 65

3.	We refer to your contractual obligations table. Please tell us how you considered including long-term debt. Refer to Item 303(a)(5) of Regulation S-K.

The Company has disclosed the payments of long term debt in future periods, see Note 22 of the notes to the financial statements on page F-32 of the 2011 Form 20-F.  The last sentence of this Note explains:

“All the long term loans that Company is carrying have a moratorium period of 3 years for which the Company is  contracted to pay only interest obligations. “

Also,in Item 5B. “Liquidity and Capital Resources” at page 64 of the 2011 Form 20-F,  is disclosure that the Company had long term loan of Rs.55,340 million and overdrafts of Rs. 19,217 million as at March 31, 2011.  There is similar disclosure in Notes 21 and 22 of the notes to consolidated financial statements together with this information in tabular form.

As such, the Company believes that its disclosure was generally in compliance with Item 303(a)(5) of Regulation S-K, although the contractual obligations table under Item 5F. contained details of other contractual obligations, the text portion describes the long term loans and overdraft amounts at March 31, 2011 and cross-references to Notes 21 and 22.

United States Securities and Exchange Commission	-3-

However, in response to the Staff’s comment, the Company will include the long-term debt in the tabular disclosure under Item 5F in its future Form 20-F filings.  For your information, taking the position at March 31, 2012, tabular disclosure of the future payments on long-term debt by period, and the schedule of maturities, would be as follows:

Payments due by period as on March 31, 2012

					Indian Rupees in millions
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Contractual Obligations
Long-Term Debt	70,000	NIL	13,500	35,150	21,350

Report of Independent Registered Public Accounting Firm, Page F-1

4.
It has come to our attention that your accounting firm may have had limited involvement in the audit of your financial statements for the years ended March 31, 2010 and 2011.  When an independent auditor uses the work and reports of other independent auditors to audit the financial statements of one or more subsidiaries, divisions, branches, components, or investments included in the financial statements presented, such independent auditor must decide whether it may serve as the principal auditor.  Generally, the principal auditor is expected to have audited or assumed responsibility for reporting on at least 50% of the assets and revenues of the consolidated entity.  Please ask your auditor to tell us how it was able to sign the audit report as principal auditor in view of its limited involvement in the audit.  Refer to PCAOB AU sections 543 and 9543.

Also, it has come to our attention that your accounting firm issued an opinion on internal control over financial reporting (ICFR) without performing any audit procedures related to ICFR.  PCAOB AS 5 requires an auditor to perform an audit of a company’s ICFR that is integrated with an audit of the financial statements.  Please ask your auditor to tell us how he was able to issue an opinion on ICFR considering the limited involvement in the audit of your financial statements.

Response:  Attached is a letter from our independent auditors P. Parikh & Associates,who were appointed by the Company as its sole and independent US GAAP auditor and who had diligently conducted an extensive and independent audit without using the work of other auditors, and also who conducted extensive independent audit procedures related to ICFR, and audit of ICFR integrated with an audit of the financial statements, explaining the basis for their issuance of audit reports and opinions on ICFR to the Company in compliance with PCAOB and other professional standards.

United States Securities and Exchange Commission	-4-

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Note 2(1).  Impairment of long lived assets, page F-11

5.
We see your long lived assets and intangible assets represent 72.5% and 58.4% of your March 31, 2011 and 2010 total assets, respectively.  Given the significance of these assets compared to your cash flow, please refer to FASB ASC 360-10-35-17 through 35-35 and respond to the following:

•	tell us how you perform the impairment testing, including how you determine the cash flow and assess the fair value of the underlying asset; and

•	tell us the amount in which the expected future cash flow associated with the asset groups exceed their carrying amount.

RESPONSE:

With reference to the combined percentage of long lived assets and intangible assets representing 72.5% and 58.4% of the total assets for fiscal years ended March 31, 2011 and 2010, respectively, it is noted that the proportion of long lived assets to the total assets was 34% and 26% for the fiscal years 2011 and 2010, respectively.  The proportion of intangible assets to the total assets, being 39% (73% - 34%) and 32% (58% - 26%) for the fiscal years 2011 and 2010 respectively, is mainly due to the addition of 3G/BWA Spectrum amounting to (gross Rs. 110,980 million) the net balance of Rs. 94,749 million as at March 31, 2011 and Rs.100,982 million as at March 31, 2010 (from the fiscal year 2009), out of the total assets of Rs. 245,049 million and Rs. 313,707 million for the fiscal years 2011 and 2010, respectively.

The assets are required to be reviewed for impairment when there are events or changes in circumstances indicating that the carrying amount of the long lived asset might not be recoverable.  For the fiscal year 2011, the management reviewed the following events, circumstances or indicators and found that there was no conspicuous impairment indicator:

•	significant decrease in the market price of any long lived asset;

•	significant adverse change in the physical condition of any long lived asset or the extent or manner of its usage;

•	significant adverse change in the legal factors or in the line of activity or any adverse action by a regulator that could affect the value of any long lived asset;

•	significant accumulation of cost in excess of the originally expected amount for exploration of construction of any long lived asset;

United States Securities and Exchange Commission	-5-

•	operating or cash flow loss/losses directly attributable to the usage of any long lived asset;

•	circumstances resulting in the sale or disposal of a significant portion of any long lived asset before the end of its useful life.

Over and above the above mentioned indicators, the management considered other external situations or events that could possibly indicate that the carrying amount of any long lived asset might not be recoverable.  However, the management adopted a conservative approach and performed and tested the assets for their recoverability.

The testing was performed taking into account the projected growth of business on the basis of the present trends and the cash flows expected from the business.  The projected future cash flows for the five years are arrived at after adjusting the associated cash outflows that are directly allocable including staff cost to the extent expected to arise as a direct result of the continued use of the long lived assets/asset group and further includes the future cash outflows for repairs, maintenance and other directly associated expenditures necessary to obtain the future cash inflows expected to be generated by the asset group, based on its existing service potential.  Accordingly, the cash outflows of mandatory inter-connection payments to be made to other operators to have interconnectivity, license fees, the directly allocable staff costs and the expected future cash outflows for repairs/maintenance/other administrative costs, etc. required to keep the assets in revenue generating capacity are taken into account. However, on the basis of the conservative review, it was found that the carrying value of the assets as calculated was surpassed by Rs. 4,265 million for the 2011 fiscal year, and therefore there was no impairment.

Another point is the remaining part of the useful life of most of the assets in the group of long lived assets is much beyond five years.  The primary assets are believed to be capable of yielding cash flows as they consist of cables which are laid underground and the apparatus and plant are under controlled environment.  Therefore, management intends to operate these long lived assets not only for their remaining depreciable useful lives but also thereafter as management expects to generate corresponding positive cash flows, and expects no constraints on economic life.  In addition, considering the ongoing and expected as well as probable trends of replacement costs for apparatus and plant, which group has a shorter remaining useful life than the principal long-lived asset, if any replacement need arises during the concurrent useful and continued life of other assets, including the principal long-lived asset in the group, management expects to meet the replacement costs through projected cash flows.  However, considering the volatile, developing and evolving new telecom business trends, management considered future cash flows for five years only on a best judgment basis, although the principal long-lived tangible asset being depreciated has longer useful life than five years.  This process was followed by the Company and already disclosed in Item 5A. “Operating Results” under the separate heading “Impairment of Long Lived Assets” on page 56 in the 2011 Form 20-F.

Management also apprises the SEC staff that the intangible assets reflected in the Company’s accounts are of definite life as recorded in the 2011 and 2010 Forms 20-F and are related to the capital cost of spectrum assets licensed for the definite period.  Management verified and found no impairment indicators with reference to the intangible assets, but on the contrary taking into account the present market scenario, it is believed that the intrinsic worth of these assets have appreciated.  Hence, management considered that there was no need for any impairment testing for intangible assets separately.

United States Securities and Exchange Commission	-6-

Note 19.  Retirement Benefits, page F-25

6.
With a view toward providing enhanced disclosure in future filings related to your Pension Plan referred to on page F-27 and your Gratuity Plan referred to on page F-28, please tell us how you considered the guidance in FASB ASC 715-20-50, particularly sections b,d,i,j,l,m,n,o,p,q ands.  In your response, please provide any proposed disclosure for future filings.

RESPONSE:

The Company’s disclosures of its retirement plans and benefits need to be put in the context that such plans and benefits differ in many respects form those plans and benefits adopted by U.S. companies.  First, retirement plans and benefits of Indian companies do not follow the U.S. model, and second, the Company’s relationship with the Government of India imposes additional obligations on the Company with respect to such plans and benefits.  Nevertheless, the Company has sought to fit the material information about its retirement plans and benefits into the U.S. GAAP requirements and SEC disclosure rules.

The Company made the disclosures required by FASB ASC 715-20-50 in the tables in Note 19 at sub para (b)(iii) on pages F-27 through F-29 in respect of gratuity plan.  These tables provide all related details, including changes in the plan assets, changes in the projected benefit obligations, the accumulated benefit obligations along with the reconciliation of beginning and ending balances of the fair value of Plan assets showing separately the actual return on plan assets, employer contributions and benefits paid etc., as required in ASC 715-20-50(b). Similar disclosures were made regarding the pension plan, except that there are no plan assets under the pension plan and the unfunded status is mentioned therein. This is primarily because of the Government of India’s commitment to pay the pension from government funds and the unfunded status of pension plan pertains to the liability arisen towards the government employees absorbed in the Company to whom the accrued liability up to the date of absorption is payable by the Government.  The Government order in this regard is attached hereto as Exhibit A for ready reference. The liability however is assessed on actuarial valuation for the entire period, except in case of employees who already opted for pro-rata pension of the government.

Regarding the provisions of para “d”, the investment allocation decisions etc. are made by taking into account the governmental directives and the relevant portions of the minutes of MTNL Gratuity Trust and the notification of Min. of Finance, Government of India.  These minutes and notification are attached hereto as Exhibit B. Since most of the investments are made in government securities or public financial  institutions, which are fully backed, the fair value measurements are made considering the insignificant concentrations of risk with in the plan assets. In future filings the Company will seek to provide greater clarity to investors about pension matters and also current information on the Government order to take over the pension liability. Additional information was given in Item 6D. “Employees” of the 2011 Form 20-F about the background and status of the employee benefit plans, including the pension benefits.

United States Securities and Exchange Commission	-7-

As regards para “i”, the actuarial gain or loss and the net past service cost etc. are recognized in the year of the assessment itself.  Therefore, there is no need to go through the provisions of 715-30-35-11 or 715-30-35-21.

As regards para “j”, the response is the same as that given for para i, as above.

As regards para “k”, the required disclosure thereunder is already made under the plans.

As regards para “l”, relevant disclosure has already been made of the assumed health care cost trend.

As regards para “m”, the effect of 1% point increase was not presented though calculation was done and considered.  This will be covered in future filings.

As regards paras “n”, “q” and “s”, these are not applicable to the Company’s plans as no such securities of the employer or its related parties are included in the plan assets. Thus, it was not necessary to take into account any alternate methods any special or contractual termination benefits or substantive commitments  on the basis of past practices.

Note 24.  Financial Instruments and Concentration of Risk, page F-33

7.
We refer to your disclosure on page F-34 regarding your recurring fair value measurements.  Tell us how you considered the guidance in FASB ASC 820-10-50-1 and 50-2.  Additionally, please note that FASB ASC 820-10-50-8 requires certain of the disclosure to be presented in a tabular format.  With a view toward providing enhanced disclosure in future filings, please provide your proposed revised disclosure.

Response:

The fair value hierarchy under ASC 820-10 (SFAS 157) is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable and consists of the following three levels:

Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

United States Securities and Exchange Commission	-8-

Level 3—Inputs which are unobservable reflecting internal assumptions are used in pricing assets or liabilities.

The Company measures certain financial assets and liabilities at fair value on a recurring basis. The fair value measurements of these instruments using the following inputs as of March 31, 2011 and 2010:

Particulars	Fair Value measurements as at March 31, 2010

	(In millions)
	Rs.	Rs.	Rs.	Rs.	US$
Assets Trading securities	-------	350	-------	350	8
Total	-------	350	-------	350	8

Particulars	Fair Value measurements as at March 31, 2011

(In millions)
	Rs.	Rs.	Rs.	Rs.	US$
Assets Trading securities	-------	-------	-------	-------	-------
Total	-------	-------	-------	-------	-------

Trading securities mainly consists of investments in short-term mutual funds which are  measured using the net asset value as provided by the administrator of the fund.

Attached is an executed Certificate of Acknowledgment from the Company’s CMD (CEO) and Director-Finance (CFO) jointly in which each of them acknowledges on behalf of the Company and its Board as to the Company’s responsibility for disclosure in its SEC filings.

We believe the responses herein provide the information sought of the Company in the Comment Letter.  However, should you have any questions about the information in this letter and any further comments, please let us know promptly as the Company is currently preparing its Form 20-F for the fiscal year ended March 31, 2012 and would consider incorporating any further comments in the report.

 All communication regarding the response letter should be directed to Mrs. Anita Soni by phone at 91.11.2332.1095 or by email at dirfinco@bol.net.in or to the undersigned by phone at 212.238.8895 or by email at rich@clm.com.

United States Securities and Exchange Commission	-9-

Sincerely,

/s/ Bruce A. Rich
Bruce A. Rich
Counsel

cc:  A. Soni
      R. Srinivasan
      Leigh Ann Schultz